Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 6, DATED APRIL 11, 2016
TO THE PROSPECTUS, DATED AUGUST 12, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc. (“Hines Global II”), dated August 12, 2015 (the “Prospectus”), as supplemented by Supplement No. 2, dated November 17, 2015, Supplement No. 3, dated December 10, 2015, Supplement No. 4, dated January 22, 2016 and Supplement No. 5, dated February 4, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	to provide an update on the status of our current public offering and

B.	to provide an expectation regarding the announcement of our estimated net asset value per share.

A. Status of Our Current Public Offering

As of April 1, 2016, we had received gross proceeds of approximately $121.3 million through the sale of 12.2 million Class A Shares and $17.5 million through the sale of 1.9 million Class T Shares to the public in connection with the Offering, including $2.3 million and $109,468 of Class A Shares and Class T Shares, respectively, issued under our distribution reinvestment plan. As of April 1, 2016, approximately $1,863.5 million of our common shares remained available for sale pursuant to our current public offering in any combination of Class A Shares or Class T Shares, exclusive of approximately $497.7 million of shares available under our distribution reinvestment plan.

B. Expectations Regarding the Announcement of Our Estimated Net Asset Value Per Share

We have disclosed previously that we expect to announce an estimated net asset value per share, or estimated NAV per share, of our common stock on or before April 29, 2016. We currently anticipate that we will announce the estimated NAV per share of our common stock on April 15, 2016. The estimated NAV per share ultimately will be determined by our board of directors. In connection with the determination of the estimated NAV per share of our common stock, our board of directors, in its sole discretion, also may determine to change the offering price per share of our Class A Shares and Class T Shares of common stock to prices that are higher or lower than the current offering prices per share of our common stock. We currently expect to announce any such change to the offering prices at the time we announce the estimated NAV per share and the new offering prices, if any, would take effect on April 25, 2016.